SICHENZIA ROSS FRIEDMAN FERENCE

Attorneys at Law

May 7, 2009

Via EDGAR
Ms. Pamela Long
Assistant Director
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549-7010
Clearwater, FL 33760

Re:	OmniReliant Corporation
Registration Statement on Form S-4
Filed February 11, 2009
File No. 333-157256

S-4

General

1.
Portions of your proxy statement/prospectus appear to have been copied from an older document and are not up to date. We have issued several comments below highlighting disclosures that should be brought current; however, please carefully review your entire proxy statement/prospectus and revise as necessary to ensure that the information you provide in your amended document is current.

Answer:

The Company has reviewed the entire proxy statement/prospectus and revised it as necessary to ensure that the information you provide in your amended document is current.

2.
Please update the financial statements and corresponding financial information, including the pro forma financial information, for Abazias to comply with Rules 8-02 and 8-08 of Regulation S-X. Please also ensure that the audit report is signed.

Answer:

The Company has updated the financial statements and corresponding financial information, including the pro forma financial information, in order for Abazias to comply with Rules 8-02 and 8-08 of Regulation S-X. Additionally, the revised audit report has been signed.

3.           Include two years of balance sheet information for each of OmniReliant and Abazias.

Answer:

The Company has revised the Registration Statement in order to include two years of balance sheet information for each of OmniReliant and Abazias

Registration Statement's Facing Page

4.	Include the zip code of OmniReliant's principal executive offices as required by Form S-4.

Answer:

The Company has revised the Registration Statement to include the zip code of OmniReliant's principal executive offices

Calculation of Registration Fee Table, page 3

5.
Section 2.2(a) of the February 5, 2009 amendment to the stock purchase agreement states that the merger consideration shall consist exclusively of 13,001,000 newly issued shares of OmniReliant's Series E zero coupon convertible preferred stock. It appears that the preferred stock should be registered under this registration statement. See General Instruction A of Form S-4, and revise or advise.

Answer:

The Company has revised the Registration Fee Table in order to register preferred stock under this Registration Statement.

6.
Your disclosure indicates that you will issue additional shares as necessary to round up each shareholder of Abazias to a full number of OmniReliant shares. Since your exchange ratio appears to be based on a pro rata portion of a fixed number of shares (13,001,000), and this is the same amount of shares that you are registering, please tell us what consideration you have given to the registration requirements for any additional shares, or fractions thereof, that will be issued in order to round up each holder's interest to a whole number of shares.

Answer:

The exchange ratio is actually is based on 13,000,000 shares, with the extra 1,000 shares being registered as consideration for any additional shares, or fractions thereof, that will be issued in order to round up each holder's interest to a whole number of shares.  We will revise the Registration Statement to illustrate this point.

Outside Front Cover Page of Proxy Statement/Prospectus, page 4

7.
Please clarify whether the exchange ratio is one share of OmniReliant preferred stock for one share of Abazias common stock, or if holders of Abazias common stock receive a pro rata portion of 13,001,000 shares of OmniReliant preferred stock based on the number of shares of Abazias common stock that they own. If the latter, please give the exchange ratio as of the most recent date practicable. Please make a similar clarification on page 12 in answer to the question "What will Abazias' stockholders receive in the merger?" and elsewhere in your proxy statement/prospectus where the exchange ratio is discussed.

Answer:

The Company has revised the Registration Statement to illustrate that the holders of Abazias common stock receive a pro rata portion of 13,001,000 shares of OmniReliant preferred stock.  The Company has also made a similar clarification on Page 12.

Prospectus Summary, page 11

8.
Please include the comparative columnar data on market value of Abazias shares (on an historical and equivalent per share basis) and the market value of OmniReliant shares (on an historical basis) as of the dates indicated in Item 3(g) of Form S-4.

Answer:

The Company has revised the Registration Statement to include the comparative columnar data on market value of Abazias shares (on an historical and equivalent per share basis) and the market value of OmniReliant shares (on an historical basis)

Are there any stockholders already committed to vote in favor of the merger proposal? , page 14

9.
Please clarify here that the approval of the transaction is assured, giver that the holders of a majority of the shares have agreed to vote them in favor of the transaction. Please file a copy of the voting agreement(s) as exhibits to the registration statement. Please also include a new Q&A that states whether Abazias shareholders have dissenters' rights in close proximity to your disclosure about the vote being assured.

Answer:

The Company has revised the Registration Statement to clarify that the transaction is assured and to explain the circumstances surrounding that assuredness.

Unaudited Pro Forma Consolidated Financial Information, page 19

General

10.
Please give effect to the securities purchase agreement you entered into with Vicis Capital Master Fund on February 12, 2009 in your pro forma financial information. Please include the adjustments related to the securities purchase agreement in a separate column. You should first present your acquisition-related adjustments in one column which should be followed with a subtotal column which only presents the pro forma impact of the acquisition. After this, you should present a separate column which includes the adjustments related to the securities purchase agreement. This should be followed by a total column which presents the pro forma impact of the acquisition and the securities purchase agreement.

Answer:

The Company has revised the pro forma financial information to give effect to the February 12, 2009 financing, including notes reflecting the details of our accounting conclusions and amounts. See Note 1 Pro forma transactions and basis of presentation and Note 6 Series F Convertible Preferred Stock and warrant financing.

Unaudited Condensed Consolidated Pro Forma Balance Sheet, page 20

11.	Please present the historical and pro forma shares authorized, issued, and outstanding on the face of your pro forma balance sheet for each security type.

Answer:

The Company has revised the pro forma balance sheet to present the historical and pro forma shares authorized, issued, and outstanding for each security type.

Unaudited Condensed Consolidated Pro Forma Statements of Operations, page 21 and page 22

12.
Please disclose the historical EPS amounts for Abazias on the face of the pro forma statements of operations. Please also disclose any shares not included in your determination of pro forma diluted EPS for anti-dilution reasons.

Answer:

The Company has revised the pro forma statements of operations and related notes to reflect this information. Also please see Note 7 Income (loss) per share.

Notes to the Unaudited Condensed Consolidated Pro Forma Financial Information, page 23

General

13.	Please show precisely how each adjustment amount was computed, including a discussion of any significant assumptions and estimates used to arrive at the amount.

Answer:

The Company has revised our notes to the pro forma financial statements to reflect the details of components and computations. See Note 5 Pro forma adjustments—Abazias acquisition and Note 6 Series F Convertible Preferred Stock and warrant financing

14.
We remind you that Rule 11-02(b)(5) of Regulation S-X states that material nonrecurring charges or credits and related tax effects which result directly from the transaction and which will be included in your income within the 12 months succeeding the transaction shall be disclosed separately and not considered in your pro forma statements of operations. These nonrecurring items should continue to be presented as adjustments to retained earnings on your pro forma balance sheet. It is not clear why you have reflected signing bonuses in adjustments (h) and (l) as well as included adjustment (m) on your pro forma statements of operations. Please advise or revise your pro forma statements of operations to remove these adjustment amounts and disclose this fact in the pro forma footnotes.

Answer:

The Company has revised the pro forma statement of operations data to exclude the non-recurring charges and credits arising from the transactions to which the pro forma information gives effect. We have also revised the pro forma balance sheet and notes to the pro forma information to reflect the non-recurring items as required in Rule 11 of Regulation S-X. Non-recurring charges excluded from the pro forma statement of operations are disclosed in the note to the pro forma financial statements.

15.
You disclose the terms of employment arrangements that will be in place subsequent to the acquisition. Please disclose the nature and terms of any additional contractual agreements, if any, which will be in place subsequent to the acquisition. Please give pro forma effect to these arrangements in your pro forma financial statements, if applicable.

Answer:

The Company we will be assuming one consulting agreement of Abazias on the merger date. The agreement is disclosed in Note 1 Pro forma transactions and basis of presentation and details of the pro forma adjustments are disclosed in Note 5 Pro forma adjustments—Abazias acquisition. There are no other agreements which will be in place subsequent to the acquisition that are not provided for in the pro forma information.

16.
The financial statements of Abazias indicate that there may be outstanding options and warrants at the time of the acquisition. Please disclose how you intend to account for each of these in the acquisition as well as consider whether any pro forma effect needs to be given to any ongoing related impact in accordance with Rule 11-02 of Regulation S-X.

Answer:

Abazias has outstanding stock options and outstanding warrants. The Company is not assuming these stock options and warrants. Abazias will cancel these securities prior to the merger. Accordingly, there is no affect for these securities in the condensed consolidated pro forma information.

Note 1. Basis of Presentation, page 23

17.	Please disclose how you determined who the accounting acquirer will be per paragraphs 15 through 19 of SFAS 141. Please address each of the factors listed in paragraph 17 of SFAS 141.

Answer:

The Company has revised the footnotes to the pro forma financial information to address paragraphs 15 through 19 of SFAS 141 and our conclusions related to the accounting acquirer. See Note 2 Purchase accounting and specifically the sub-heading, Identification of the acquiring entity.

18.
You have estimated the fair value of the Series E preferred stock based upon the common-stock equivalent value, as enhanced by all beneficial or preferential features and provisions. Please clearly disclose how you arrived at the estimated fair value. You should show the calculation used to arrive at the estimated fair value, including the date at which the stock price was determined and how you arrived at estimated values for the other features and provisions as your disclosure indicates. You should disclose a sensitivity analysis for the range of possible fair values based upon reasonable percentage increases and decreases in your stock price. Please also disclose the maximum number of shares of Series E preferred stock that could be issued in the acquisition.

Answer:

The Company has revised the condensed consolidated pro forma financial information in the Amended Registration Statement to provide additional information about our fair value measurement related to the Series E Preferred Stock. See Note 2 Purchase accounting and specifically the sub-heading Purchase price.

19.
Aside from the one-time adjustment on the closing date discussed on page 24, please discuss the extent to which the total merger consideration could increase and the events or circumstances that would result in the amount increasing. Please also disclose the maximum amount of any additional potential payments, if applicable.

Answer:

The Company has revised the condensed consolidated pro forma financial information in the Amended Registration Statement to provide additional information about our fair value measurement related to the Series E Preferred Stock. See Note 2 Purchase Accounting and specifically the sub-heading Purchase Price. As we have disclosed, there are no potential payments to the sellers other than we have disclosed in the notes.

Note 3. Identifiable Intangible Assets, page 24

20.
Please tell us how you arrived at the estimated useful lives for each of the identifiable intangible assets listed based on the guidance of SFAS 142. Your explanation should include your consideration of the factors and other guidance provided in paragraph 11 of SFAS 142.

Answer:

We considered the guidance in paragraph 11 of SFAS 142, as amended by FSP FAS142-3, in establishing the lives of the intangible assets. The useful life of an intangible asset to an entity is the period over which the asset is expected to contribute directly or indirectly to the future cash flows of that entity.

Trademarks: We established a life of five years on our registered trademarks based upon our estimate of the period over which the combined companies will derive benefit from the cash flows. Although the trademark is not restricted or subject to expiration, we believe that our consumer based presence will require ongoing development of our market presence, thus limiting the cash flow to this period.

Customer Related: We established a life of three years on our customer related assets, which includes formal customer lists and customer demographic data, based upon our estimate of the period over which the combined companies will derive benefit from the list acquired. The Abazias management team maintains and manages extensive records related to customer data. We considered all relevant data and determined that attrition factors would limit the life to approximately three years.

Employment Contracts: We established a life of two years for the employment contracts, which period coincides with the contractual terms of the agreements.

Other Intangibles: Other intangibles consisting of service and supply agreements, internally developed software and data processing processes were assigned a life of three years, which management believes is reasonable for these insignificant intangible assets.

21.
Please show precisely how you arrived at the amounts of adjustments (g) and (k) which are related to the incremental amortization for the identifiable intangible assets. The calculation should show how you arrived at the adjustment amounts for each asset category based on the estimated useful lives and corresponding asset values.

Answer:

The Company has amended the Registration Statement in accordance with the Commission’s comment.

Note 4. Pro Forma Financial Statements and Adjustments, page 25

22.
Given that you and Abazias have different year ends, please clearly disclose how you arrived at the historical amounts included in the pro forma financial statements for Abazias. You should disclose how you arrived at the amounts for the six months ended December 31, 2008 and the year ended June 30, 2008. Refer to Rule 11-02(c) (3) of Regulation S-X.

Answer:

The Company has revised the foot notes to the pro forma information to provide these details. See Note 1 Pro forma transactions and basis of presentation and specifically the sub-heading Historical financial information.

23.
Your disclosures for adjustment (e) state that you have evaluated the Series E preferred stock under SFAS 150 and SFAS 133. Please also disclose what consideration you gave as to whether there will be a beneficial conversion feature pursuant to EITF 98-5 and EITF 00-27. Please also disclose all of the terms of the Series E preferred stock, including the dividend and voting rights.

Answer:

The Company has revised the footnotes to the pro forma information to provide this information. See Note 3 Accounting for the Series E Preferred Stock. Please note that we also revised our pro forma balance sheet to include the effects of the beneficial conversion feature in the Series E Preferred Stock.

The Company has also revised the footnotes to the pro forma information to provide details of the terms of the Series E Preferred Stock. See Note 1 Pro forma transactions and basis of presentation.

24.
Please expand your disclosures regarding the adjustment to deferred income taxes and corresponding adjustment to income tax benefit. Please disclose how you are arriving at the amounts for adjustments (d) and (m), including the assumed tax rate you are using. You intend to record a non-current deferred income tax liability as part of your preliminary purchase price allocation. Please further advise how you determined you will record an income tax benefit related to the entire amount in the period subsequent to the acquisition. Please also disclose why there is no income tax expense recorded for the six months ended December 31, 2008 given your pro forma net income.

Answer:

The Company has revised the footnotes to the pro forma information to expand our disclosures related to the income tax consequences of the merger. See Note 5.f Pro forma adjustments—Abazias acquisition. Please note that we have removed the income tax benefit from the pro forma statement of operations because we no longer believe that the benefit is allowable under SFAS 109. We have also revised the footnotes to remove any reference to the income tax benefit.

25.	Please revise the historical and pro forma financial information provided on page 27 as follows:

•	Please add an introductory paragraph which describes the financial information provided, including what the equivalent per share amounts represent.

•	Please clearly indicate by adding headings that the top portion of the table is your financial information whereas the bottom portion of the table is related to Abazias.

•	Please provide historical income per share and book value per share amounts for Abazias.

Refer to Item 3(f) of Part I.A. of Form S-4.

Answer:

The Company has revised the equivalent pro forma financial information to provide the required information.

Risk Factors, page 28

26.
Item 503(c) of Regulation S-K specifies that you should not present risks that could apply to any issuer or offering. Rather than describing risks generally applicable to any company in your industry and even in other industries, focus on aspects of the risks that are specific to OmniReliant. For example, refer to "Our business may be affected by factors outside of our control" on page 29, and, as appropriate, revise the risk factors throughout this section.

Answer:

The Company has revised the Risk Factors to focus the individual risk factors on aspects of the risks that are specific to OmniReliant.

To date we have had significant operating losses.... page 28

27.	Quantify, if known, the operating expenses that OmniReliant expects to incur to fund the expansion of its business that you refer to in this risk factor.

Answer:

The Company cannot quantify at this time the exact amount of operating expenses that it expects to incur to fund the expansion of its business.

There are a large number of shares underlying our Series C and Series D Convertible Preferred Stock and Warrants..., page 30

28.
Please revise this risk factor to present concise disclosure of the risk first, including the total number of shares underlying preferred stock and warrants that may be available for future sale, and then include the more detailed discussion to provide context. If material, it seems that this information should also include the securities covered by:

•	The April 27, 2007 consulting agreement as disclosed in the financial statements' note 9 on page F-24.

•	The February 12, 2009 securities purchase agreement with Vicis Capital Master Fund as disclosed in the current report on Form 8-K dated February 12, 2009 and filed February 17, 2009.

•	Any additional material amounts of outstanding securities that may be available for future sale.

Consider presenting data included in this risk factor in tabular format so that it is easier for investors to read and understand.

Answer:

The Company has revised the Risk Factor in accordance with the Commission’s comment.

If the proposed merger is not completed, Abazias and OmniReliant will have substantial costs..., page 32

29.	Quantify, if known, the costs that Abazias and OmniReliant have incurred and will incur in connection with the proposed merger that you discuss in this risk factor.

Answer:

The Company has revised the Risk Factor in accordance with the Commission’s comment.

The rights of Abazias' stockholders who become OmniReliant stockholders in the merger will be governed by OmniReliant's certification of incorporation and bylaws, page 33

30.
This risk factor should be revised to inform Abazias shareholders of the material differences in their rights that pose a risk. Your current disclosure states that there "may be material differences" and refers readers to the discussion later in the prospectus, but does not clearly identify any risk. This comment also applies to the risk factor entitled "The trading price of shares of OmniReliant common stock after the merger ...", also on page 33.

Answer:

The Company has revised the Risk Factor in accordance with the Commission’s comment.

If we fail to remain current on our reporting requirements ..., page 33

31.	Please explain, in this risk factor, what could cause you not to remain current so that investors can better assess the likelihood of this risk.

Answer:

The Company has revised the Risk Factor in accordance with the Commission’s comment.

Our Directors and executive officers beneficially own approximately 57% of our common stock, page 34

32.	Please include disclosure that addresses the beneficial ownership of the directors and executive officers after the transaction, when Abazias shareholders will own shares of the company.

Answer:

The Company has revised the Risk Factor in accordance with the Commission’s comment.

Because we may be subject to "penny stock" rules..., page 34

33.	Since OmniReliant is a penny stock issuer, make that fact clear in this risk factor's caption or heading and last sentence.

Answer:

The Company has revised the Risk Factor in accordance with the Commission’s comment.

Cautionary Statement Concerning Forward-Looking Statements, page 35

34.
Since OmniReliant and Abazias are penny stock issuers, they are ineligible to rely on the safe harbor provision for forward-looking statements. See section 27A. (b)(1)(C) of the Securities Act and section 21 E(b)(1)(C) of the Exchange Act. Delete the phrase "within the meaning of the `safe harbor' provisions of the Private Litigation Reform Act of 1995, as amended." Alternatively, make clear that OmniReliant and Abazias are ineligible to rely on the safe harbor provision for forward-looking statements because they are penny stock issuers.

Answer:

The Company has revised the Cautionary Statement in accordance with the Commission’s comment.

Industry Overview, page 36

35.	If known or reasonably ascertainable, update information on the global market for anti-aging beauty care products to include data more current than 2006 and 2007.

Answer:

The Company has provided as much updated information as possible and does not have more up to date information on the global anti-aging beauty care product market.

Salicylic Acid Product, page 37

36.	Update the disclosures under (b) and (c) to indicate what payments, if any, have been made as of the latest date practicable.

Answer:

The Company has revised the disclosures under (b) and (c) to indicate what payments have been made as of the latest practicable date, in accordance with the Commission’s comment

Marketing and Distribution, page 38

37.
We note your statement that KRH Licensing was to receive royalty payments from you under the license agreement in 2007 and 2008. Please update this information to disclose the amounts that you paid to KRH, in 2007 and 2008, if material. Please also elaborate on the material terms of the license agreement, including your future obligations to pay license or royalty fees to KRH and how those payments are to be calculated. Please also tell us why you have not filed this agreement as an exhibit to the registration statement, as it appears that it may be a material contract.

Answer:

The Company has revised the Registration Statement in accordance with the Commissions comment.

38.
Absent additional disclosure, it would appear that OmniReliant's consulting agreement with Harrington Business Development is no longer in effect. Please update the disclosure concerning this consulting agreement.

Answer:

The Company has revised the Registration Statement to disclose that the consulting agreement with Harrington Business Development is no longer in effect.

Responze TV Loan Agreement, page 40

39.
Update the disclosure concerning the note which was extended until December 31, 2008. In addition, disclosure under "Investment in ResponseTV" on page 39 regarding the unlikely repayment of a loan appears to be misplaced. Please revise.

Answer:

The Company has revised the Registration Statement to disclose that the current status of the Note with Response TV.

Market for Common Equity and Related Stockholder Matters, page 40

40.	Please update the tabular data to the end of the most recent quarter.

Answer:

The Company has revised the Registration Statement to disclose that the current status of the Note with Response TV.

Discussion and Analysis of Results of Operations, Liquidity and Financial Condition, page 42

41.	Include a discussion and analysis of OmniReliant's results of operations for the fiscal years ended June 30, 2008 and June 30, 2007. See Item 14(h) of Form S-4.

Answer:

The Company has revised the Registration Statement to a discussion and analysis of OmniReliant's results of operations for the fiscal years ended June 30, 2008 and June 30, 2007.

Abazias Purchase Agreement, page 52

42.	Expand the disclosure to reflect the February 5, 2009 amendment to the stock purchase agreement. Include the amendment's principal provisions.

Answer:

The Company has revised the Registration Statement to expand the disclosure to reflect the February 5, 2009 amendment to the stock purchase agreement, including the amendment's principal provisions.

Results of Operations, page 61

43.	Include a discussion and analysis of Abazias' results of operations for the fiscal years ended December 31, 2007 and December 31, 2006. See Item 17 of Form S-4.

Answer:

The Company has revised the Registration Statement to include a discussion and analysis of Abazias' results of operations for the fiscal years ended December 31, 2007 and December 31, 2006.

Liquidity and Capital Resources, page 63

44.
The meaning of the sentence "We anticipate that this will result in an increase in gross profit as well as a decrease in advertising spend should compensate for the current cash flow position, primarily because a significant portion of our expenses are fixed" is unclear. Please revise.

Answer:

The Company has revised the Registration Statement in accordance with the Commission’s comment.

Revenue recognition, page 63

45.	The meaning of the phrase "and even at any time we're aware" in the fifth sentence under (b) is unclear. Please revise.

Answer:

The Company has revised the Registration Statement in accordance with the Commission’s comment.

The Abazias Special Meeting, page 64

46.
We note that one purpose of the special meeting includes procedural matters such as adjournment for the purpose of soliciting additional proxies. Since you state elsewhere in the proxy statement/prospectus that you have agreements with the holders of 53.12% of your outstanding common stock, it is unclear why you would need to solicit additional proxies. Please clarify, or remove the references here and throughout materials to adjournments for this purpose. If you intend to use shareholder votes in order to adjourn the meeting to solicit additional proxies, please note that we do not consider this to be a "procedural" matter in the context. As such, you would have to ensure that the form of proxy identifies the matter of adjournment as a separate matter to be acted upon, with an opportunity for the person solicited to specify by boxes a choice between approval or disapproval of or abstention to the matter of adjournment. See Rule 14a-4 of Schedule 14A. You would also have to include appropriate disclosure about this matter to be voted upon in your proxy statement/prospectus.

Answer:

The Company has revised the Registration Statement in accordance with the Commission’s comment.

Solicitation of Proxies, page 66

47.	Disclosure states that proxies may be solicited by "other methods of communication." Specify the other methods of communication by which proxies may be solicited.

Answer:

The Company has revised the Registration Statement in accordance with the Commission’s comment.

The Merger, page 67

48.
Please ensure that you incorporate the stock purchase agreement and amended stock purchase agreement by reference in to the prospectus. We note that you have attached them as appendices to the prospectus. Please see Item 4(c) of Form S-4.

Answer:

The Company has revised the Registration Statement in accordance with the Commission’s comment.

Background of the Merger, page 67

49.
Throughout this subsection, ensure that you identify the persons involved in the development and negotiation of the transaction, including legal advisors and members of management of OmniReliant and Abazias. For example, refer to the third, sixth, ninth, tenth, eleventh, thirteenth, fifteenth, seventeenth, eighteenth, nineteenth, twentieth, twenty-second, twenty-third, twenty-fourth, twenty-sixth, and thirtieth paragraphs.

Answer:

The Company has revised the Registration Statement in accordance with the Commission’s comment.

50.
In the fifth paragraph, elaborate on each of the topics discussed by representatives of OmniReliant and Abazias on July 17, 2008. Rather than simply enumerating the topics discussed, indicate what the discussion on each of the listed topics encompassed. In addition, we note that the parties discussed additional funding that Omni could potentially provide. Please elaborate, since according to MD&A, Omni has a going concern opinion and has stated that it also needs funding.

Answer:

The Company has revised the Registration Statement in accordance with the Commission’s comment.

51.	Disclosure indicates that the July 17, 2008 discussion included projected financial results. Include in the proxy statement/prospectus any projected financial results that the parties exchanged.

Answer:

The Company has revised the Registration Statement in accordance with the Commission’s comment.

52.	In the twenty-fourth paragraph, please explain the e-mail's significance to the merger transaction.

Answer:

The Company has revised the Registration Statement in accordance with the Commission’s comment.

53.	In the twenty-ninth paragraph, summarize the material terms of the IP lawsuit's settlement.

Answer:

The Company has revised the Registration Statement in accordance with the Commission’s comment.

54.	Summarize the material provisions of the amendment to the securities purchase agreement referenced in the last three paragraphs. Explain why the securities purchase agreement was amended.

Answer:

The Company has revised the Registration Statement in accordance with the Commission’s comment.

Abazias' Reasons for the Merger, page 69

55.
Elaborate on each of the bullet points on page 70 as necessary for investors to understand how consideration of the listed factors impacted the decision of Abazias' board of directors to approve the merger and to recommend that Abazias' shareholders vote to adopt the merger agreement. For example:

•	Revise the first and third bullet points to include a meaningful discussion and analysis of how the various components of these two factors informed the board's decision and recommendation.

•	Revise the second bullet point to identify and quantify the value of the consideration to be received by Abazias' shareholders.

Answer:

The Company has revised the Registration Statement in accordance with the Commission’s comment.

56.
If Abazias' board of directors considered potentially negative factors relating to the merger transaction, expand the discussion to include those factors and to elaborate on them as necessary for investors to understand how consideration of those factors impacted the decision of Abazias' board of directors to approve the merger and to recommend that Abazias' shareholders vote to adopt the merger agreement.

Answer:

The Company has revised the Registration Statement in accordance with the Commission’s comment.

OmniReliant's Reasons for the Merger, page 70

57.
Elaborate on each of the bullet points on page 70 as necessary for investors to understand how consideration of the listed factors impacted the decision of OmniReliant's board of directors to approve the merger. For example, explain how each company complements or overlaps the other, whether both companies are focused on the same markets, and, if so, what plans you have to integrate operations or eliminate duplicative functions and positions. In addition, the reasons given in several of the paragraphs, including parts of paragraph 1, paragraph 3 and paragraph 5, appear to be Abazias' reasons for the merger, not OmniReliant's.

Answer:

The Company has revised the Registration Statement in accordance with the Commission’s comment.

58.
If OmniReliant's board of directors considered potentially negative factors relating to the merger, expand the discussion to include those factors and to elaborate on them as necessary for investors to understand how consideration of those factors impacted the decision of OmniReliant's board of directors to approve the merger.

Answer:

The Company has revised the Registration Statement in accordance with the Commission’s comment.

Interests of Executive Officers and Directors in the Merger, page 70

59.
For any interests of directors and executive officers in the merger, not only describe; but also quantify all the interests for each person individually, including Abazias' shares of common stock to be exchanged for shares of OmniReliant's preferred stock and payments under any employment, retention, severance, or directorship agreements. See Item 5 of Schedule 14A. See also Item 18(a) (5) (i) of Form S-4. Beside base salaries and sign on bonuses that are disclosed here, we note that the executive employment agreements with Messrs. Oscar Rodriguez and Jesus Diaz included as exhibit D-1 to exhibit 10.1 in the current report on Form 8-K dated December 3, 2008 and filed December 9, 2008 provide for annual bonuses and incentive compensation that are not disclosed here. Please revise to include and quantify all the interests for each person individually.

Answer:

The Company has revised the Registration Statement in accordance with the Commission’s comment.

60.	Clarify in what capacity Mr. Christopher D. Phillips is to be employed after the merger transaction. As appropriate, include the disclosure requested by the comment immediately above for Mr. Phillips.

Answer:

The Company has revised the Registration Statement in accordance with the Commission’s comment.

Material United States Federal Income Tax Consequences, page 71

61.
The disclosure does not reflect accurately that the merger consideration shall consist exclusively of 13,001,000 newly issued shares of OmniReliant's Series E zero coupon convertible preferred stock and that no fractional shares of preferred stock will be issued. Revise this section in its entirety to provide clear, definitive statements on the United States federal income tax consequences of the merger reflective of the merger consideration to be received by Abazias' shareholders.

Answer:

The Company will address with comment in a supplement to the Amended S-1 under separate cover.

62.
The United States federal income tax consequences of the merger must: be covered by an opinion of counsel that is filed as an exhibit to the registration statement. See Item 601 (b) (8) of Regulation S-K. Allow us sufficient time to review the tax opinion before requesting acceleration of the registration statement's effectiveness.

Answer:

The Company will address with comment in a supplement to the Amended S-1 under separate cover.

63.
If counsel elects to file a short form tax opinion, the opinion and the proxy statement/prospectus both must state clearly that the discussion in the proxy statement/prospectus constitutes counsel's opinion. The disclosure in the proxy statement/prospectus and the opinion should not state merely that the discussion in the proxy statement/prospectus is a fair and accurate summary of the United States federal income tax consequences.

Answer:

The Company will address with comment in a supplement to the Amended S-1 under separate cover.

Dissenter's Rights, page 76

64.
Please elaborate on the rights that shareholders have to an appraisal and outline the statutory provisions and procedures for exercising dissenters' rights. We note that you state that holders must strictly comply with all of the procedures required by the DGCL, but you have not outlined these procedures in the prospectus. Further, you have not explained what shareholders exercising dissenter's rights will receive (other than that they will not participate in the merger). We note that you have included a copy of the statutory provision at Appendix C to the proxy statement/prospectus; however, this does not replace the requirement for a plain English discussion in the body of the prospectus; of the dissenters' rights.

Answer:

The Company has revised the Registration Statement in accordance with the Commission’s comment.

The Amended Stock Purchase Agreement and Stock Purchase Agreement, page.77

65.	Disclose the number of shares of Abazias' common stock outstanding that will be converted into the merger consideration on a pro rata basis.

Answer:

The Company has revised the Registration Statement in accordance with the Commission’s comment.

66.
Describe the material rights of holders of the Series E zero coupon convertible preferred stock being issued as the merger consideration. Indicate whether there are conversion or voting rights, and, if so, describe those rights.

Answer:

The Company has revised the Registration Statement in accordance with the Commission’s comment.

67.	Describe the mechanics of the conversion feature of the Series E zero coupon convertible preferred stock being issued as the merger consideration.

Answer:

The Company has revised the Registration Statement in accordance with the Commission’s comment.

68.	Describe any adjustment to the conversion rate of the Series E zero coupon convertible preferred stock being issued as the merger consideration.

Answer:

The Company has revised the Registration Statement in accordance with the Commission’s comment.

69.	Describe any price protection for the Series E zero coupon convertible preferred stock being issued as the merger consideration.

Answer:

The Company has revised the Registration Statement in accordance with the Commission’s comment.

OmniReliant's Common Stock, page 85

70.	Disclose whether holders of OmniReliant's common stock have cumulative voting rights.

Answer:

The Company has revised the Registration Statement in accordance with the Commission’s comment.

Comparison of Rights of Holders of Abazias Stock and Holders of OmniReliant Stock. page 87

71.
Please remove the statement that the summary comparison is qualified in its entirety by reference to Abazias' articles and bylaws, the Delaware General Corporation Law, OmniReliant's certificates and bylaws, and the Nevada Revised Statutes. You may not qualify information in the prospectus by reference to information outside the prospectus unless incorporation by reference or a summary of a document filed as an exhibit is required by the form. See Rule 411(a) of Regulation C under the Securities Act.

Answer:

The Company has revised the Registration Statement in accordance with the Commission’s comment.

Legal Matters, page 89

72.	Provide the address of counsel as required by paragraph 23 of Schedule A to the Securities Act.

Answer:

The Company has revised the Registration Statement in accordance with the Commission’s comment.

Where You Find More Information, page 89

73.	Include the Commission's filing number for filings by each of OmniReliant and Abazias under the Exchange Act.

Answer:

The Company has revised the Registration Statement in accordance with the Commission’s comment.

Undertakings,  page 92

74.	Provide the Rule 430C undertaking as required by Item 512(a) (5) (ii) of Regulation. S-K.

Answer:

The Company has revised the Registration Statement in accordance with the Commission’s comment.

Exhibits

75.
Please file the form of proxy as required by Rule 14a-6(a) of Regulation 14A. Identify the form as preliminary as required by Rule 14a-6(e) (1) of Regulation 14A. See also Rule 14a-4 of Regulation 14A.

Answer:

The Company has revised the Registration Statement in accordance with the Commissions comment.

Exhibit 5.1

76.	Specify in the third paragraph the securities being sold under this registration statement.

Answer:

Company Counsel has revised Exhibit 5.1 in accordance with the Commission’s comment.

77.	Counsel must consent also to being named in the registration statement. Please revise.

Answer:

Company Counsel has revised Exhibit 5.1 in accordance with the Commission’s comment.

Abazias' September 30, 2008 10-Q

Exhibits 31.1 and 31.2

78.
You may not alter the language of the certifications required by section 302 of the Sarbanes-Oxley Act of 2002 and our rules on that section. See Item 601(b) (31) of Regulation S-K. Since your certification language must conform exactly to the applicable rules, we have the comments immediately below that Abazias is to address within 10 business days by amendment to the 10-Q.

Answer:

Abazias responded to this comment under separate cover and filed an amended 10-Q for the period ending September 30, 2008 on March 19, 2009.

79.
You include the individual's title in the introductory sentence of your certifications where you are instructed to insert the certifying individual's identity. The certifying individuals are required to certify in their personal capacity. See paragraph 1 of Item 601 (b)(3 1) of Regulation S-K. Please revise.

Answer:

Abazias responded to this comment under separate cover and filed an amended 10-Q for the period ending September 30, 2008 on March 19, 2009.

80.
You include the words "quarterly report" in paragraphs 2, 3, and 4(a) of your certifications where you are instructed to use the words "this report." See paragraphs 2, 3, and 4(a) of Item 601 (b)(3 1) of Regulation S-K. Please revise.

Answer:

Abazias responded to this comment under separate cover and filed an amended 10-Q for the period ending September 30, 2008 on March 19, 2009..

81.
Your certifying officers state in the introductory sentence of paragraph 4. that "I am responsible for establishing ... and we have." Revise so that the introductory sentence of paragraph 4 reads "The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e) for the registrant and have." See paragraph 4 of Item 601 (b)(31) of Regulation S-K.

Answer:

Abazias responded to this comment under separate cover and filed an amended 10-Q for the period ending September 30, 2008 on March 19, 2009.

82.
Your certifying officers state in paragraph 4(a) that "material information relating to the registrant is made known to us by others within the Corporation." Revise so that your certifying officers state in paragraph 4(a) that "material information relating to the registrant, including its consolidated subsidiaries, is made know to us by others within those entities." See paragraph 4(a) of Item 601 (b) (31) of Regulation S-K.

Answer:

Abazias responded to this comment under separate cover and filed an amended 10-Q for the period ending September 30, 2008 on March 19, 2009.

83.
Your certifying officers omitted paragraph 4(c) that is required by Item 601(b) (31) of Regulation S-K. Revise to include paragraph (c) in its entirety: "Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and."

Answer:

Abazias responded to this comment under separate cover and filed an amended 10-Q for the period ending September 30, 2008 on March 19, 2009.

84.
Your certifying officers omit language under paragraph 4(c) required by paragraph 4(d) of Item 601 (b) (3 1) of Regulation S-K. Otherwise, paragraph 4(c) is duplicative of paragraph 4(d). Please delete paragraph 4(c). Retain paragraph 4(d) in its entirety because it is required by paragraph 4(d) of Item 601 (b)(31) of Regulation S-K.

Answer:

Abazias responded to this comment under separate cover and filed an amended 10-Q for the period ending September 30, 2008 on March 19, 2009.

85.
Your certifying officers state in the introductory sentence of paragraph 5 that "I have disclosed..." Revise so that the introductory sentence of paragraph 5 reads "The registrant's other certifying officer(s) and I have disclosed..."

Answer:

Abazias responded to this comment under separate cover and filed an amended 10-Q for the period ending September 30, 2008 on March 19, 2009.

*****

We appreciate your timely consideration of these matters in your review of the filing referenced above. If you or others have any questions or would like additional information, please contact me or Matthew Kamen at (212) 930-9700.

Very truly yours,

/s/ Darrin Ocasio
Darrin M. Ocasio

cc: Mr. Paul Morrison
OmniReliant Holdings
Chief Executive Officer

Mr. Oscar Rodriguez
Abazias, Inc.
President

61 Broadway    New York, New York  10006  212-930-9700  212-930-9725 Fax
www.srff.com